UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 12, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCEMENT THE APPOINTMENT OF RHIDWAAN GASANT TO ITS BOARD



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

12 August 2010

RHIDWAAN GASANT APPOINTED TO ANGLOGOLD ASHANTI BOARD

AngloGold Ashanti is pleased to announce the appointment of Mr Rhidwaan Gasant to its board of directors, effective 12 August 2010. In addition to his duties as an independent, non-executive director, Mr Gasant will also be a member of the Audit and Corporate Governance Committee. His appointment brings additional financial acumen to the board, as well as a wealth of experience in the natural resources sector.

Mr Gasant is a chartered accountant and the former Chief Executive Officer of Energy Africa Limited, an oil and gas producer and explorer which had assets off Africa's west coast before its acquisition by Tullow Oil. He currently sits on the boards of international companies in the MTN Group, Africa's largest mobile phone operator.

"Rhidwaan's appointment complements very effectively the skills and experience we currently have on the board," AngloGold Ashanti Chairman Tito Mboweni said. "This is in line with our commitment to continue building the overall capacity of the board and its committees."

ENDS

Contacts

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	/	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 12, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary